September 13, 2004

Clare E. Pagnano, Esq.
Kirkpatrick & Lockhart, L.L.P.
75 State Street
Boston, Massachusetts 02109

Re:	Eaton Vance Enhanced Equity Income Fund
	File Nos. 333-118180 and 811-21614

Dear Ms. Pagnano:

	We have reviewed the registration statement on Form N-2 for the
Eaton Vance Enhanced Equity Income Fund ("Fund") filed with the Commission on August 12, 2004. We have the following comments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Prospectus

General

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

2. Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Cover

	Please confirm that the disclosure of the Fund`s lack of trading history and attendant risks will appear on the outside front cover page and will be prominent. See Item 1.1.i. of Form N-2.

	Please confirm that Eaton Vance will not recoup offering and organization cost reimbursements from the Fund.

	Please define the term "total managed assets."




Investment Objectives and Policies

	The disclosure indicates the Fund will seek to invest primarily in companies with above-average growth. Accordingly, please clarify that the Fund will pursue a growth style of investing, and disclose the risks of this strategy where appropriate.

	The disclosure indicates the Fund will invest in common stocks and "other equities." Please disclose list here all types of "other equities" in which the Fund will invest and the approximate percentage of Fund assets to be invested in each type. Disclose where appropriate the principal risks of investing in each type of "other equity." Please advise us supplementally whether the Fund will sell covered call options on the "other equities."

	Please disclose the median market capitalization of the companies included in the Standard and Poor`s 500 Index.

	Please explain in greater detail what will constitute the "normal market conditions" in which the Fund will sell covered call options on a substantial portion of its portfolio securities. Please disclose when the Fund will not sell covered call options. Also, please disclose that when market conditions are not "normal," the Fund may not achieve its investment objective.

	The disclosure indicates the Fund may leverage through borrowing, yet the fee table contains no information regarding the costs of any such borrowing. Please advise us supplementally whether the Fund will use debt for leverage. In the event the Fund intends to leverage, include the expenses associated with interest or dividend payments on the borrowed funds in the fee table. Also, disclose the maximum percentage of total assets the Fund will borrow through debt or preferred offerings.

	Should the Fund leverage, would preferred or debt holders` claims on the Fund`s income supersede common shareholders`? If so, please disclose. Please disclose where appropriate the advantages, if any, to common shareholders from leveraging. Alternatively, if there are no such advantages, please disclose this fact.

	Please disclose any limitations on the extent to which the Fund may invest in junk securities.

Investment Strategy

	Please quantify the difference between "strongly rising" and "moderately rising" equity markets.




Distributions

	Please disclose in this section the nature of the Fund`s obligations under Section 19(a) of the Investment Company Act and Rule 19a-1 thereunder. Please disclose that the Fund will disclose to shareholders the sources of each distribution, e.g., dividend income, return of capital, capital gain from sale of stock. Also, please disclose here the tax consequences of receiving distributions from each of the various possible sources.

Sector Risk

	Please explain the difference between "industry" and "sector."

Derivatives Risk

	Please disclose here or in the Objectives and Policies section the percentage of Fund assets to be invested in derivatives.

Summary of Fund Expenses

	If the Fund plans to issue preferred shares, please include the costs of that offering in the appropriate line item of the fee table

	Please change the fee table line item from "Investment
Advisory
Fee" to "Management Fees."

Example

	Please delete "net" from the term "total net annual expenses."

	Please advise us supplementally why expenses will increase in years 9 and 10.

	Text in footnote 1 to the Example references "note 2 below," yet there is no note 2. Please correct this inconsistency.

Use of Proceeds

	Please remove the term "under normal market conditions" from the disclosure. Alternatively, clarify the meaning of "under normal market conditions."






Call Options and Covered Call Writing

	Please disclose the circumstances under which the Fund will and will not repurchase options prior to their expiration date and explain why the Fund may or may not repurchase options.

	Please quantify the transactional costs of the Fund`s option trading activity.

	Please advise us supplementally whether the "conceptual example" of a covered call transaction contained in the disclosure is an accurate representation of an actual transaction. Please provide us supplementally with a similar example for each type of market condition mentioned in the "Investment Strategy" section. Also, please explain how premiums on options vary with market conditions.

Temporary Investments

	Please clarify that, under unusual market circumstances, the Fund may invest temporarily in cash or cash equivalents, which is inconsistent with the Fund`s investment objective. Also, will there be any expenses or additional risks involved in terminating options on the Fund`s portfolio stocks when the Fund temporarily invests in cash? If so, please disclose such expenses and risks in this section.

Illiquid Securities

	Please disclose the likely percentage range of the Fund`s investments in illiquid securities.

	The disclosure indicates the Board believes the Fund`s closed-end structure is "desirable," yet Fund may invest up to 15% in illiquid securities and does not intend to leverage. Supplementally advise us why the Fund, which will seemingly invest almost all of its assets in liquid securities, options on the liquid securities, and derivatives, is a closed-end fund, rather than a less expensive open-end fund. How will investors in the Fund benefit from the closed-end structure if the Fund will not invest a significant amount in illiquid securities and has no intention to leverage?

Securities Lending

	Please clarify that the Fund may not lend securities on which it has sold options.

Portfolio Turnover

	The disclosure in this section indicates the Fund`s portfolio turnover rate will be less than 100% in "normal" market conditions.
Please clarify the meaning of "normal" in


 this context. Also, please disclose the conditions under which the
Fund`s anticipated rate of portfolio turnover may exceed 100%.

The Adviser

	Disclosure in the second paragraph of this section indicates the
Fund has agreed to pay the Adviser a percentage of average daily gross assets of the Fund. Please advise us supplementally how "gross assets" differs from "total managed assets." Also, since the fee table requires advisory fees to be shown as a percentage of net assets, please advise us supplementally why the term "gross assets" is used in this disclosure.

	Please disclose whether the Administration Agreement between Eaton Vance and the Fund provides for payment of compensation to Eaton Vance by the Fund.

Underwriting

	Should the Fund use leverage, what would be the total of all payments to Underwriters of the Fund, in terms of percentage of Fund assets?

	Did the Fund`s Board consider the fee arrangement between the Adviser and qualifying underwriters when approving the Advisory Agreement? Please indicate what services are provided pursuant to the agreement. Clarify whether the services for distribution and therefore subject to the NASD sales load cap. Please file the agreement as an exhibit to the registration statement.

	Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

Statement of Additional Information

Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract.
Please include this information in the disclosure.  See
Instruction
to Item 18.13 of Form N-2.


*    *    *    *    *    *



	Please respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Any questions you may have regarding the filing or this letter may be directed to me at 202.942.0686.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

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